PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

December 28, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:Kannalife, Inc. (formerly known as TYG Solutions Corp.)

Registration Statement on Form S-1

Filed October 5, 2018

File No. 333-227736

Ladies and Gentlemen:

On behalf of our client, Kannalife, Inc. (formerly known as TYG Solutions Corp.) (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 1, 2018, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on October 5, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement filed on October 5, 2018), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1.

Cover page

1.Please revise the third paragraph to identify the specific OTC market that quotes your common stock presently. In this regard, your disclosure should indicate, if true, that your stock is quoted on the OTC Pink Market. Also, revise the first paragraph to clarify what constitutes an “active trading market.”

In response to the Staff’s comment, the Company has revised its disclosures on the Coverpage to identify that the Company is quoted on the OTC Pink Market and to remove reference to an “active trading market.”

Securities and Exchange Commission

December 28, 2018

Prospectus Summary

Our Business, page 1

2.We note your disclosure in the second paragraph that the business operations of TYYG shall "continue uninterrupted." Please revise your disclosure to clarify whether you will continue to develop iPhone and Android smartphone apps for companies.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to clarify that the business operations of TYYG regarding iPhone and Android smartphone apps shall be reduced significantly to focus efforts on target therapeutics and drug discovery. The existing assets of TYYG related to development of iPhone and Android smartphone apps for companies were not sold, spun-out or otherwise divested as part of the Share Exchange between TYYG and Kannalife Sciences, Inc. and remain assets of the Company.

3.With reference to page F-2 and F-10, please revise to highlight that on October 2, 2018 your auditor issued a "going concern" opinion and explain the reasons cited as raising substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has revised its disclosure on page 10 to add an additional risk factor to address reasons that the Company received a going concern opinion from our auditor and the risks associated with such an opinion.

4.We note your disclosure in the second paragraph of this section that as a result of the Share Exchange on July 25, 2018, Kannalife became a wholly-owned subsidiary of TYYG. However, we also note that in the Form 8-K filed July 25, 2018, you state that as a result of the Share Exchange, Kannalife became a 99.7% owned subsidiary of TYYG, and that for a period of 120 days after the initial closing, unless extended in the sole discretion of TYYG, TYYG may issue, on the same terms and conditions as those contained in the Share Exchange Agreement, additional shares of the common stock of TYYG to Kannalife Stockholders that did not participate in the Initial Closing. Please confirm whether Kannalife is now a wholly-owned subsidiary of TYYG, and if not, revise your disclosure to disclose the percentage of Kannalife shares owned by TYYG and the terms under which TYYG may issue additional shares.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to clarify that Kannalife Sciences, Inc. is a 99.7% owned subsidiary of Kannalife, Inc. (f/k/a TYG Solutions Corp.). As of the date of this letter, the 120 day period mentioned in the Share Exchange Agreement has terminated and no additional shares have been issued to Kannalife Sciences stockholders.

5.Please revise your disclosure in this section to include a brief description of your lead product candidates, the indications you plan to target with each product candidate and your plans for their development.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 1 to include the additional requested information.

6.We refer to the sixth paragraph which highlights your 6,630,507 patent license. We note that your disclosures on pages 34 and 56 indicate that the patent expires in April 2019 in all jurisdictions and that you do not intend to commence any clinical trials until the second half of 2019. Accordingly, please tell us why you believe that this license is one of the most significant aspects of your offering such that it should be highlighted in the Summary. Refer to the Instruction to Regulation S-K, Item 503(a). To the extent that you retain Summary disclosure concerning the license, please ensure that your presentation concerning the license is balanced. Also, please revise other sections of the prospectus to provide context to discussion of this license and to any claims that a particular product candidate is "patent protected."

In response to the Staff’s comment, the Company has revised its disclosure on page 1 and elsewhere to provide further information and context related to the 6,630,507 license.

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Securities and Exchange Commission

December 28, 2018

7.We note that you list your website as www.tygsolutionscorp.com. To the extent your website has changed due to the Share Exchange, please update your disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 to include reference to www.kannalife.com which is the new website for the Company as a result of the Share Exchange.

8.Revise your Summary disclosure to explain briefly all scientific and industry terms so that people who are unfamiliar with your business can understand these terms. For instance, and without limitation, we note your use of the terms "phyto-medical", "new chemical entities" and "anti-pruritic.".

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 2 to include explanations of scientific and industry terms.

9.Revise the Summary to highlight briefly the risk factor disclosed on page 9 concerning controlled substance laws and regulations.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 to include a brief discussion of the concerns regarding controlled substance laws and regulations.

10.With reference to your disclosure in the second bullet point in the fourth paragraph, please tell us why you highlight this research in the Summary. In this regard, we note that your disclosure on page 56, which identifies your key development programs, suggests that you do not have plans in the near term to conduct clinical trials on any topical solutions, ointments or creams.

In response to the Staff’s comment, the Company has revised its disclosure on page 71 and elsewhere to provide additional information about how the Company proposes to develop this area of research. The Company believes this information supports inclusion of this research in the summary.

Risk Factors

KLS-13023 will be subject to controlled substance laws…, page 9

11.Please add risk factor discussion of federal law relating to cannabis, including the status of cannabis under federal law and any material risks or uncertainties that exist following the rescission of the August 29, 2013 memorandum by James Cole, Deputy Attorney General.

In response to the Staff’s comment, the Company has revised its disclosure on page 18 to include an additional risk factor regarding federal law relating to cannabis.

We plan to seek orphan drug status for KLS-13023…, page 12

12.Your disclosure on page 37 indicates that in June 2016, you filed for Orphan Drug Designation with the Office of Orphan Products Development for the use of CBD to treat a sub-set of hepatic encephalopathy and received an initial abeyance letter in November 2016. Please address the abeyance letter in the risk factor or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 to address the abeyance letter.

Selling Stockholders, page 28

13.Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a resale offering. In your response, please address the factors listed in Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09. With reference to the disclosure on page F-39, please identify for us the certain stockholders who surrendered their 2,030,000 shares to the company in connection with the closing of the stock purchase agreement.

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Securities and Exchange Commission

December 28, 2018

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed the historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

The Commission’s interpretation of 612.09 states that “consideration should be given to how long the selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company addresses each of the above factors in our analysis below. In its view, based on a review of all the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

The Company is registering for resale, by the selling stockholders, up to 7,030,000 shares of common stock. The 7,030,000 shares consist of (i) 5,000,000 shares issuable to TL-66, LLC (“TL-66”) upon conversion of a convertible promissory note and (ii) 2,030,000 shares of common stock held by Cross & Company (“Cross & Co.”)(collectively, the “Selling Stockholders”).

TL-66, LLC – Convertible Promissory Note

On February 16, 2018, the Company and TL-66 entered into a convertible promissory note (the “TL-66 Note”) in the principal amount of $500,000. The TL-66 Note matures on February 16, 2030. Interest at a rate of 3% per annum shall be payable annually beginning on February 16, 2019 until maturity. There is no prepayment of the TL-66 Note without the consent of TL-66. The TL-66 Note is convertible, in whole or in part, at the election of TL-66 into shares of common stock of the Company at a conversion price of $0.10 per share, subject to adjustment in the event of stock splits, reclassifications or similar changes to the capital structure of the Company. The TL-66 Note contains a 4.9% beneficial ownership limitation which restricts TL-66’s ability to convert if such conversion would result in beneficial ownership by TL-66 and its affiliates of more than 4.9% of the outstanding common stock of the Company.

Cross & Co. – Stock Purchase Agreement

On July 24, 2018, the Company and Cross & Co. entered into a stock purchase agreement whereby the Company sold Cross & Co. 2,030,000 shares of its common stock at $0.10 per share for a total price of $203,000. In connection with the stock purchase, the Company, as a covenant inducing Cross & Co. to invest, agreed to promptly file an S-1 Registration Statement with the Commission registering the shares issued thereunder. Cross & Co. previously surrendered 2,030,000 shares of its common stock that were previously registered under the Company’s initial public offering due to concerns about marketability of the stock.

1.How long the Selling Stockholders have held the shares.

The Registration Statement seeks to register the securities held by Cross & Co. and TL-66, each as part of separate private offerings into this public company (“PIPE”). TL-66 has held the TL-66 Note for nearly 10 months, has yet to convert into the equity securities being registered and has expressed no present intention to do so. Cross & Co. had a standard registration right in its stock purchase agreement as is typical with PIPE transactions. The Selling Stockholders are classic “PIPE” investors whose shares have historically been permitted to be registered for resale in the manner contemplated by the Registration Statement. The Selling Stockholders have held their securities for five and ten months, respectively, as of the date of this response, which is far longer than the holding period for an actual underwriter of shares in a primary offering, and both have had market risk since they purchased the securities, which is also not customary for an underwriter in a primary offering or in a distribution on behalf of a company.

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Securities and Exchange Commission

December 28, 2018

Furthermore, we anticipate that the Selling Stockholders will need to continue to hold their securities in the immediate future even if they wanted to sell them, given that the Company does not have (nor has it had at any time in the past) an established public trading market. Due to the absence of even limited or sporadic quotations, it will be difficult for any of the Selling Stockholders to immediately resell their securities in a manner consistent with a primary distribution.

2.The circumstances under which the Selling Stockholders received the shares.

Both Selling Stockholders purchased their shares in private placements pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D promulgated thereunder. Neither Selling Stockholder is a FINRA member or a registered broker-dealer. Rather, each is a small, private placement investor that is investing for its own account with no intent to distribute on behalf of the Company. The mere fact that the securities are now being registered for resale is not evidence that the Selling Stockholders desire to effect an immediate distribution. In short, these parties were acting as investors at the time of their respective private placements, bearing the full market risk from the date that their respective securities were purchased, and are not underwriters of a primary offering.

3.The relationship of the Selling Stockholders to the issuer.

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors for their own accounts and not with a view to resale or distribution. The Company does not have an underwriting relationship with any of the Selling Stockholders. Each transaction with the Selling Stockholders are arm’s length investors with respect to the Company and are not in the business of underwriting or distributing securities to the public.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the securities being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such securities following the effectiveness of the Registration Statement or whether such securities are even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholders are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute the securities on behalf of the Company, or at all. The Selling Stockholders hold the registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Selling Stockholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any securities, as applicable.

The Selling Stockholders will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not receive any of the proceeds from any resale of the Common Stock by the Selling Stockholders under the Registration Statement.

4.The amount of shares involved in the resale registration.

The Company notes that the amount of shares involved is only one factor cited in the C&DI 612.09 to be considered in applying Rule 415. The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. Although the Staff has viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering (for example, one-third of the outstanding shares held by non-affiliates in registration statements), generally this analysis is informed by the totality of the facts and circumstances of the specific transaction and there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares.

The Company presently has 69,854,141 shares of common stock outstanding, 57,753,739 of which are held by affiliates. The reason for such a high affiliate holding is due to the fact that (i) the Company has never had an established trading market by which the public (i.e. non-affiliates) could purchase equity in the Company and (ii) the Company recently completed a share exchange with Kannalife Sciences, Inc. which was a privately held corporation with a large percentage of its shares held in the hands of founders.

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Securities and Exchange Commission

December 28, 2018

As a result of the Company having no existing “public float”, the typical calculation for determining whether the amount of shares registered for resale exceeds a certain threshold set by the Commission does not seem best applied in this scenario. This is even more relevant due to the fact that neither of the Selling Stockholders are affiliates of the Company.

Alternatively, the 7,030,000 shares being registered for resale under the Registration Statement represent only approximately 10% of the Company outstanding common stock. This percentage has, in our experience, been a historically acceptable percentage of outstanding shares which can be registered for resale. Further, if such a percentage was not acceptable, the Company would find it exceedingly difficult to raise money from investors in a private offering with a future promise of registration as it has no public float with which to meet such a traditional threshold and its existing capitalization, with a large portion of the shares in the hands of founders, and subject to lock-up agreements, will likely not fundamentally change for some time.

5.Whether the Selling Stockholders are in the business of underwriting securities.

As noted above, all of the Selling Stockholders are arm’s length investors and none are in the business of underwriting securities and/or FINRA members.

6.Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the issuer.

As noted above, the Selling Stockholders each have separate instruments by which they have purchased securities, at different time periods and on different terms. Both Selling Stockholders have held their shares for an extended period of time and are not in the business of primary offering or otherwise underwriting securities on behalf of issuers. Neither of the Selling Stockholders are required to purchase, sell or resell any of the subject securities, and each of them are free to hold their securities for an indefinite period of time. None of them are subject to any underwriting or placement agency agreement with the Company with respect to the securities held by them. As such, under all of the foregoing circumstances, it would not be reasonable to conclude that the Selling Stockholders are acting as a conduit for the issuer.

We respectfully submit that the foregoing analysis lead to the conclusion that offering contemplated by the Registration Statement is a proper, secondary resale offering by Selling Stockholders under Rule 415(a)(1)(i).

In addition, the Company supplementally advises the Staff that the “certain stockholders” who surrendered their 2,030,000 shares to the company in connection with the closing of the stock purchase agreement was Cross & Co. itself which owned all 2,030,00 shares prior to such being surrendered.

14.Please revise to disclose when you issued the convertible promissory notes to Cross & Company and the material terms of the promissory notes, including the principal balance, interest rate, maturity and conversion rate.

In response to the Staff’s comment, the Company has revised its disclosure on page 38 to disclose the material terms and date of issuance of the convertible promissory note and to clarify that TL-66, LLC is the holder of the promissory note. Cross & Company acquired 2,030,000 shares of common stock of the Company pursuant to a stock purchase agreement which shares are being registered for resale under this Registration Statement in addition to the TL-66, LLC note.

Business, page 32

15.Please revise your Business discussion to provide overviews of your two drug candidates (KLS-13019 and KLS-13023). As a means to provide context to the more-detailed subsections of the Business discussion that follow, these overviews should identify and discuss briefly the intellectual property, target indications, pre-clinical research, and third party relationships applicable to developing each drug candidate. Also, discuss the plans, timelines and costs associated with developing these drugs, including a discussion of your plans for completing pre-clinical development and conducting clinical trials for specific indications.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 42 to provide the requested information.

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Securities and Exchange Commission

December 28, 2018

16.Please substantially revise your disclosure in this section to define any scientific terms and abbreviations at first use. Specifically, your disclosure on pages 41-45 contains several scientific terms that are undefined, numbers with no context and graphics that are not sufficiently described.

In response to the Staff’s comment, the Company has revised its disclosure on page 42 and throughout this section, as well as at the outset of the Registration Statement in response to Staff Comment No. 8 to provide definitions of scientific terms.

17.Throughout this section you indicate that CBD and KLS-13019 are effective. For example:

•On page 38 "Cannabidiol (CBD) is a non-psychoactive component of Cannabis sativa is effective in both treating CIPN and relieving opiate dependence."

•On page 41 "Although cannabidiol is effective in models of HE,..."

•On page 42 "CBD is effective in two animal models of HE..."

•On page 44 "KLS-13019, which has improved vitro efficacy, safety, and oral bioavailability."

Please remove all statements that indicate that unapproved drugs are effective, as efficacy is assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entity. You may describe the data you have collected during preclinical trials and any observations that support continued development efforts.

In response to the Staff’s comment, the Company has revised its disclosures throughout the Business section to remove reference to effectiveness or efficacy.

18.Your Business section does not contain discussion of the effect of existing or probable governmental regulation on your business. Accordingly, please revise to discuss the regulation of drug discovery and commercialization in the US and Australia. Also revise to discuss US and Australian regulation of cannabinoid products.

In response to the Staff’s comment, the Company has revised its disclosure on page 43 to include a discussion of the effect of governmental regulation on the business.

National Institutes of Health – Office of Technology Transfer (“NIH-OTT”) – Patent 6,630,507, page 34

19.Please disclose the material terms of the license agreement(s) for the '507 Patent with the NIH, including:

•each party's rights and obligations;

•duration of agreement and royalty term;

•termination provisions; and

•payment provisions, including up-front payments, aggregate milestone payments and royalty range.

We note that some terms of the 2012 license are provided on page F-14, but to the extent not disclosed, please revise your disclosure to include this information. In addition, please file the license agreement(s) as an exhibit to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 42 to include the material terms of the license agreements. The Company has filed with Amendment No.1 full and complete copies of Exhibits 10.9 and 10.10, subject to a request for confidential treatment for certain information contained in Exhibits 10.9 and 10.10 pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2, the Company has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “[ * * * ]” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Company has provided for the Securities and Exchange Commission’s (the “Commission”) review un-redacted versions of Exhibits 10.9 and 10.10.

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Securities and Exchange Commission

December 28, 2018

Current Pre-Clinical Discovery Efforts, page 35

20.Please revise your disclosure throughout the prospectus to clarify what your development plans are, as there is inconsistency throughout the prospectus regarding whether you plan to apply for regulatory approval of CBD and the indications for which you plan to develop KLS-13019 and KLS-13023. As one example, we note your disclosure on page 35 that there remains one animal toxicity study and one drug interaction study to complete before the company can file investigative new drug applications with the FDA, one for the clinical evaluation of CBD in HE and one for the clinical evaluation of KLS-13019 in HE. Based on your disclosure on page 56, however, it appears that you plan to develop KLS-13019 for CIPN and mild traumatic brain injury and KLS-13023 in OHE and mild traumatic brain injury.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 and elsewhere to clarify the Company’s drug development plans.

Kannalife Studies on CBD, page 35

21.Please expand your disclosure to describe the feasibility study that you are conducting with Catalent. In addition, we note that you received notice that the DEA had added drug code 7360 to Catalent's Schedule 1 registration and that a quota for a certain quantum of cannabidiol will be requested immediately. Please revise your disclosure to explain the impact this has on your business.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 to describe its relationship with Catalent and the impact of the DEA notice. The Company has filed with Amendment No.1 a full and complete copy of the feasibility study contract with Catalent as Exhibit 10.11, subject to a request for confidential treatment for certain information contained in Exhibit 10.11 pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2, the Company has omitted from this exhibit the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “[ * * * ]” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Company has provided for the Securities and Exchange Commission’s (the “Commission”) review an un-redacted version of Exhibit 10.11.

Kannalife CBD Target Drug Candidate – Orphan Drug Potential for HE, page 36

22.We note your disclosure on page 37 that your "current target drug candidates, both KLSCBD and KLS-13019 will be the first of its kind in the current standard of care." This statement implies an expectation of regulatory approval and is inappropriate given the early stage of development. Please remove or revise this statement.

In response to the Staff’s comment, the Company has removed this reference.

Kannaway LLC – Product Development and Marketing Agreement, page 37

23.We note your disclosure that the product development and marketing agreement with Kannaway LLC was cancelled and became part of the settlement with Medical Marijuana, Inc. Given your disclosure on page 4 concerning your reliance on these securities to fund your operations, please revise to provide additional information about the Medical Marijuana, Inc. settlement, including the reasons for the settlement and the material terms of the settlement agreement. Also, please file the settlement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 76 to provide additional information regarding the settlement and has filed the Settlement Agreement with Medical Marijuana, Inc. as Exhibit 10.8 to Amendment No. 1.

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Securities and Exchange Commission

December 28, 2018

Kannalife Strategic Third Party Business Relationships, Licenses and Joint Ventures, page 37

24.Please revise your discussion to clarify which relationships, licenses and joint ventures remain in-force and how they relate to your current operations and planned clinical trials. Also, consider whether these agreements and arrangements you describe are material contracts within the meaning of Regulation S-K, Item 601(b)(10). To the extent that any of the relationships are no longer in-force or significant to your business, please consider presenting these arrangements under a separately captioned heading. Also, revise to remove the disclaimer in the footnote at the bottom of page 37.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 47 to clarify its business relationships. The Company has filed with Amendment No.1 full and complete copies of Exhibits 10.9, 10.10 and 10.11, subject to a request for confidential treatment for certain information contained in Exhibits 10.9, 10.10 and 10.11 pursuant to Rule 406 of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 24b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As set forth in Securities Act Rule 406 and Exchange Act Rule 24b-2, the Company has omitted from these exhibits the portions thereof that it desires to keep undisclosed (the “confidential portions”), and has placed “[ * * * ]” in lieu of such confidential portions to indicate that such confidential portions have been redacted from the public filing. In addition, along with its confidential treatment request, the Company has provided for the Securities and Exchange Commission’s (the “Commission”) review un-redacted versions of Exhibits 10.9, 10.10 and 10.11.

25.Page F-14 under the heading "Royalty Agreements" indicates that the company executed five exclusive pharmaceutical license agreements with affiliated persons on December 31, 2014. Please provide disclosure regarding the material terms of the license agreements and file each as an exhibit to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page F-14 to clarify that such “Royalty Agreements” were previously terminated and are no longer of any force or effect.

Primary Targets for Drug Discovery and Market Size, page 40

26.Where you elect to refer to internet addresses, please note your obligations, including the filing obligations, as described in footnote 41 and the related text of Release 33-7856 (April 28, 2000).

In response to the Staff’s comment, the Company has revised its disclosures on page 52 and elsewhere to conform to the standards set forth in Release 33-7856.

Primary Targets for Topical Medicaments and Market Size, page 48

27.Please substantially revise pages 48 to 53 to discuss the significance of the target indications you highlight with respect to your business operations. For example, please describe any research you have conducted indicating that your product candidate may be a potential treatment for the specified indications and why you believe there is a market for your product candidates in these indications.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 52 to discuss the significance of target indications as it relates to its business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 55

28.We note your reference to ZYN002 on page 56. Please revise your disclosure to clarify whether you plan to partner with Zynerba Pharmaceuticals, Inc. for the delivery of your drug candidate. Alternatively, given that you plan to deliver your drug through an oral gel capsule, please explain the significance of that sentence.

In response to the Staff’s comment, the Company advises that this reference was made in error and has been removed.

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Securities and Exchange Commission

December 28, 2018

Future Capital Requirements, page 61

29.Please reconcile your disclosures in this section with those you provide in the third paragraph on page 4. Also, revise your disclosure to quantify the funding that you will need to complete Phase 1 clinical trials for KLS-13019 for patients with chemotherapy induced peripheral neuropathy.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 to be in line with its disclosures on page 4. Additionally, the Company has added a disclosure to quantify the funding that will be needed to complete Phase 1 clinical trials for KLS-13019 for patients with chemotherapy induced peripheral neuropathy. The Company anticipates, based on current estimates, that costs associated Phase 1 clinical trials for KLS-13019 will be approximately $2.75 million.

30.We note your disclosure on page 61 that existing cash and cash equivalents and securities held for sale on the balance sheet will be sufficient to fund operations and capital requirements through December 2019. We further note that the balance sheet presented on page F-35 indicates that Medical Marijuana, Inc. common stock represented over 80% of the total assets on a pro forma basis for the combined company as of June 30, 2018. Accordingly, please tell us, and revise as applicable, to indicate whether your ability to conduct business operations and conduct clinical trials will depend upon your ability to sell Medical Marijuana, Inc. common stock. Discuss, as applicable, any restrictions on your ability to dispose of this stock and any risks associated with having such a significant portion of your assets in this one penny stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 to address our dependence on our ability to sell said common stock, any restrictions on our ability to dispose of this stock, and the risk associated with having this stock make up such a significant portion of our current assets.

JOBS Act, page 64

31.We note your disclosure that you are an emerging growth company. Please update the cover page to indicate that you are an emerging growth company and update your disclosure to clarify when you will cease to be an emerging growth company.

In response to the Staff’s comment, the Company has revised its disclosure on page 80 and the coverpage to clarify that it is an emerging growth company and to provide further information about its reporting status and when it will cease to be an emerging growth company.

Directors and Executive Officers, page 66

32.Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 81 to provide the disclosures required by Item 401(e) of Regulation S-K.

33.We note your disclosure that Mr. Kikis designed and helped formulate Kannactiv – a skincare product line for Kannalife Sciences. Please tell us whether you are engaged in additional lines of business outside of pharmaceutical drug development.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 to clarify that Kannactiv was designed by Mr. Kikis for Kannaway LLC as part of the Product Development and Marketing Agreement that resulted in the settlement with Medical Marijuana, Inc. as referenced in Comment No. 23 herein. The Company does not conduct any business related to Kannactiv.

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Securities and Exchange Commission

December 28, 2018

Executive Compensation, page 70

34.Please disclose the material terms of each named executive officer's employment agreement, as required by Item 402(o)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 85 to disclose the material terms of each named executive officer’s employment agreement.

Security Ownership of Certain Beneficial Owners…, page 71

35.With respect to each beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity. Also, please revise to clarify whether the individuals named in the footnotes to this section are the natural persons who exercise voting dispositive powers with respect to the shares held in the name of the relevant legal entity.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 to identify the natural persons who exercise shared voting and investment control over the entities. The individuals named in the footnotes to this section are indeed the natural persons who exercise voting dispositive powers with respect to the shares held in the name of the relevant legal entity.

Item 15. Recent Sales of Unregistered Securities, page II-2

36.Please revise your disclosure in this section to provide the aggregate amount of consideration received for each transaction. In addition, we note that in your Form 8-K filed July 24, 2018, you announced the issuance of 75 shares of TYYG's Series A Preferred Stock and 75 shares of TYYG's Series B Preferred Stock. Please revise your disclosure to furnish the information required by Item 701 of Regulation S-K with respect to all securities you have sold within the past three years which were not registered under the Securities Act.

In response to the Staff’s comment, the Company has revised its disclosure on page II-2 to provide the additional information requested.

Exhibits

37.Please revise your Exhibit 21.1 to identify the state or other jurisdiction of incorporation of each listed subsidiary and the names under which such subsidiaries do business. See Item 601(b)(21)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised Exhibit 21.1 to identify the state or other jurisdiction of incorporation of each listed subsidiary and their names under which they do business.

38.Please file as exhibits the stock purchase and convertible promissory note agreements between the company and the selling stockholder.

In response to the Staff’s comment, the Company has filed the requested exhibits.

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Securities and Exchange Commission

December 28, 2018

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (619) 515-3221 or john.cleary@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/S/ John P. Cleary

John P. Cleary

cc: Dean Petkanas, Kannalife, Inc.

Mark Corrao, Kannalife, Inc.

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